SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________________

Amendment No. 1 to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

_________________________

ARI NETWORK SERVICES, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror)

_________________________

Options to Purchase Common Stock of ARI Network Services, Inc.,

Par Value $0.001 Per Share

(Title of Class of Securities)

_________________________

001930205

(CUSIP Number of Class of Securities of Underlying Options to Purchase Common Stock)

_________________________

Brian E. Dearing

Chairman and Chief Executive Officer

11425 West Lake Park Drive, Suite 900

Milwaukee, Wisconsin 53224

(414) 973-4300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

_________________________

Copy to:

Larry D. Lieberman

Godfrey & Kahn, S.C.

780 North Water Street

Milwaukee, Wisconsin 53202

(414) 273-3500

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee

$670,000	$54.20

(1)   Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,101,336 shares of common stock of ARI Network Services, Inc. having an aggregate value of $670,000 will be exchanged and/or cancelled pursuant to this offer.  The aggregate value of such options was calculated based on the Black-Scholes option pricing model.  The amount of the filing fee, calculated in accordance with Rules 0-11(b) and 0-11(a)(4) and Section 13(e) of the Securities Exchange Act of 1934, as amended, equals $80.90 for each $1,000,000 of the value of the transaction.  The filing fee was previously paid with the Schedule TO filed with the Securities and Exchange Commission on October 22, 2003.

/    /

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  Not applicable.

Form or Registration No.:  Not applicable.

Filing party:  Not applicable.

Date filed:  Not applicable.

/    /

Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/     /

third party tender offer subject to Rule 14d-1.

/ X /

issuer tender offer subject to Rule 13e-4.

/     /

going-private transaction subject to Rule 13e-3.

/     /

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  /     /

________________________________________________________________________

Introductory Statement

This Amendment No. 1 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 22, 2003, in connection with ARI Network Services, Inc.’s (the “Company”) offer to exchange stock options to purchase shares of the Company’s common stock, $0.001 par value, currently outstanding under the Company’s 1991 Incentive Stock Option Plan, the 1993 Director Stock Option Plan and the 2000 Stock Option Plan, upon the terms and subject to the conditions set forth in the Offer to Exchange.

Item 12. Exhibits.

(a)(1)  Offer to Exchange Certain Outstanding Option Grants for New Option Grants to be Issued No Sooner than May 20, 2004, dated October 22, 2003.*

(a)(2)  Form of Personal Statement of Stock Option Grants.*

(a)(3)  Press Release dated October 22, 2003.*

(a)(4)  Letter to employees.*

(a)(5)  Slides used by Management in discussions with employees.

(d)(1)  ARI Network Services, Inc. 2000 Stock Option Plan.*

(d)(2)  ARI Network Services, Inc. 1993 Director Stock Option Plan, as amended and restated (filed as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended January 31, 1999, and incorporated herein by reference.)

(d)(3)  1991 Stock Option Plan of ARI Network Services, Inc., as amended and restated (filed as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended January 31, 1999, and incorporated herein by reference.)

*Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on October 22, 2003.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated:  October 24, 2003

ARI NETWORK SERVICES, INC.

_/s/ Brian E. Dearing_____________________

Brian E. Dearing

Chairman and Chief Executive Officer